Filed by RadNet, Inc.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: iCAD Inc.

Commission File Number: 001-09341

Explanatory Note: On April 17, 2025, the following article was published by STAT in connection with RadNet, Inc.’s proposed acquisition of iCAD, Inc.

To speed adoption of breast cancer AI, a radiology network plots an acquisition

RadNet, which runs a national network of imaging centers, plans to buy iCAD for a little over $100 million

By Katie Palmer

April 17, 2025

RadNet, which runs nearly 400 radiology imaging centers in the United States, wants to put artificial intelligence into breast imaging.

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Over the last five years, the company has moved aggressively to expand its AI capabilities, deploying the technology for breast cancer screenings at its radiology practices. There, patients can pay $40 out-of-pocket for an algorithm to screen their mammogram, with a double-check if the AI says something different than the human radiologist reading the same scan. RadNet says about 40% of its patients opt in, running about 600,000 mammograms through the company’s AI every year.

This week, the company doubled down, announcing its plans to acquire iCAD, whose own breast screening AI touches more than 8 million mammograms every year, in an all-stock deal worth about $103 million. By combining RadNet’s built-in network of radiology providers with another AI point solution for breast cancer, the company hopes to accelerate the adoption of technology that many independent radiologists and health networks still balk at.

“This is the beginning of what we believe will be further consolidation in the AI industry within radiology and health care, for that matter,” said RadNet CEO Howard Berger in an investor call the day after the planned acquisition was announced.

Radiology is the most developed application of artificial intelligence in medicine, accounting for more than three-quarters of FDA-authorized AI devices. But it’s been difficult for companies developing one-off AI models to survive. Unless they can rapidly snag a code for reimbursement, their technology is a hard sell for health systems that want definitive proof not only that a tool will deliver outcomes for patients, but that it will save them money by making medical imaging more efficient.

That’s often not the case if AI tools have to be integrated, piece by piece, into a health system’s existing imaging and digital infrastructure. “If you want to sell to a hospital, you want to sell enough stuff that it’s worth all the effort of connecting,” said Derek Hill, CEO of Panoramic Digital Health and a professor of digital health at University College London who published a review of the regulatory landscape for AI in medical imaging.

As a result, FDA-authorized AI devices, especially in radiology, are becoming increasingly consolidated. Companies like Aidoc, Rapid AI, and Viz.ai are building portfolios of algorithms that can be deployed together within a health system. Large device manufacturers like GE and Philips have collectively acquired dozens of startups with authorized algorithms, expanding the number of patients whose medical images will be interpreted by AI. And national diagnostic imaging providers like RadNet — with a captive audience of radiologists and control over their imaging infrastructure — are snapping up their own AI companies.

RadNet has been on an acquisition spree since 2020, when it purchased AI company DeepHealth, which had developed an artificial intelligence algorithm to detect anomalies that could indicate breast cancer in mammograms. Two years later, it scooped up two more algorithm developers, Quantib and Aidence, which were rolled into the company’s AI division, followed by Kheiron in 2024. If RadNet completes its acquisition of iCAD, expected by the second or third quarter of 2025, the company will add its FDA-cleared breast cancer algorithms to several other AI tools across neurological imaging, prostate cancer, and breast cancer.

The iCAD acquisition would bring RadNet, which also sells its technology to external health systems, more current and potential customers. RadNet’s DeepHealth breast cancer AI is only compatible with GE and Hologic mammography systems; iCAD’s ProFound AI algorithm is approved for use on Siemens and Fujifilm machines as well, said Sham Sokka, chief operating and technology officer of RadNet’s digital health division, in the investor call. It’s also approved for use on both 2D and 3D mammograms, while DeepHealth is only approved for 3D use.

More importantly, RadNet plans to continue building and marketing its wraparound technology for the AI, which incorporates its predictions into radiologists’ workflows. “To really get the maximum value of AI, that AI has to be integrated into the reading environment of the radiologist very, very tightly,” Sokka said. After an algorithm marks suspicious lesions on the mammogram and its output is interpreted by a radiologist, it needs to be easy for that data to feed into the radiologist’s report and kick off the next step in the patient’s care.

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It’s those challenges that have kept radiologists and health systems from diving in head first to AI-aided breast cancer screening, despite potential benefits. RadNet claims, citing internal research, that its solutions lead to a 21% increase in breast cancer detection rate, and recent research has suggested that AI-aided detection and diagnosis of breast cancer could lead to improvements in sensitivity and workforce efficiency, without compromising specificity.

“There’s such a shortage now for breast radiologists,” said Stamatia Destounis, an associate clinical professor of radiology at the University of Rochester. “It would be great if we could have AI help us become more efficient, and to concentrate on reading the more difficult cases, the more complex cases, the cases that are more likely to have cancer” — while also cutting down on unnecessary callbacks for patients who don’t actually have cancer.

But a recent study of the published research behind six AI FDA-cleared devices for breast cancer detection and diagnosis in 3D mammograms showed that the evidence for long-term outcomes is limited. Because the technology is so new, the few prospective studies that have been done have short follow-up periods. “We need more time to follow these patients,” said Destounis, to understand the impacts of the technology on long-term cancer outcomes. Health systems also need to know how the algorithms perform when they’re used by real humans, who may trust their own judgement more than AI.

“Every radiologist is going to have to work with the AI system they’re using and get more comfortable with it,” said Destounis. “I don’t think everyone’s going to use it the same way.”

RadNet’s radiologists are already bought into its integrated AI offerings, but over time, the company hopes more external health systems and radiology practices will start to see their value. “The vast majority of the market is not RadNet, and those customers also want AI solutions, but they want proven, established ones,” said chief science officer Greg Sorensen. He says RadNet is starting to talk with employers and payers about the benefits of covering the AI-supported breast cancer program.

“Certainly, the end game is not to have patients have to pay out-of-pocket,” said Sorensen, “but to essentially convince the payers with data that patients do value it, they’re willing to pay, and that there’s clinical value — so they should pay it.”

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

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Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of RadNet’s and iCAD’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet’s and iCAD’s control. RadNet’s, iCAD’s and RadNet’s actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward-looking statements as a result of various factors. None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet’s and iCAD’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet’s securities to be issued in the proposed merger, and (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in RadNet’s and iCAD’s respective filings with the SEC, including the risk factors discussed in RadNet’s and iCAD’s most recent Annual Reports on Form 10-K, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Forward-looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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